UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ULURU INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

90403T209

(CUSIP Number)

Vaidehi Shah

Velocitas Partners LLC

2113 Duck Hunter Point

Florence, SC 29501

Telephone: (646) 244-1797

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Velocitas Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 153,337,294
	9.	SOLE DISPOSITIVE POWER 137,025,569
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,337,294[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.7%[2]
14.	TYPE OF REPORTING PERSON (see instructions) OO

[1]	Includes shares held by the Reporting Person and certain other persons with whom the Reporting Person shares voting control and shares that may be currently acquired upon conversion of convertible securities beneficially owned by the Reporting Person, which amount is limited by the number of authorized but unissued shares of common stock as of March 31, 2017. Without this limitation, the Reporting Person would beneficially own 236,741,782 shares of common stock, representing 83.5% of the outstanding shares.
[2]	Based upon 76,349,431 shares of common stock outstanding as of March 31, 2017, as provided to the Reporting Person by the Issuer.

SCHEDULE 13D

CUSIP No. 90403T209

1.	NAMES OF REPORTING PERSONS Velocitas I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 153,337,294
	9.	SOLE DISPOSITIVE POWER 125,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,337,294[3]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.7%[4]
14.	TYPE OF REPORTING PERSON (see instructions) OO

[3]	Includes shares held by the Reporting Person and certain other persons with whom the Reporting Person shares voting control and shares that may be currently acquired upon conversion of convertible securities beneficially owned by the Reporting Person, which amount is limited by the number of authorized but unissued shares of common stock as of March 31, 2017. Without this limitation, the Reporting Persons would beneficially own 236,741,782 shares of common stock, representing 83.5% of the outstanding shares.
[4]	Based upon 76,349,431 shares of common stock outstanding as of March 31, 2017, as provided to the Reporting Person by the Issuer.

SCHEDULE 13D

CUSIP No. 90403T209

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of ULURU Inc., a Nevada corporation (“the “Issuer”). The Issuer’s principal executive office is located at 4452 Beltway Drive, Addison, Texas 75001.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Velocitas Partners LLC, a Delaware limited liability company (“Velocitas”), and Velocitas I, LLC, a Delaware limited liability company (“Velocitas I”). Each of the foregoing is referred to as the “Reporting Persons.”

(b) The business address for each Reporting Person is 2113 Duck Hunter Point, Florence, SC 29501.

(c) The principal business of each of Velocitas and Velocitas I is that of a private investment company.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Velocitas and Velocitas I are limited liability companies organized under the laws of the State of Delaware.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is as follows:

Vaidehi Shah (“V. Shah”), Smita Shah (“S. Shah”) and Oksana Tiedt (“Tiedt”) are the managing members of Velocitas. Velocitas I Manager LLC (“Velocitas Manager”) is the manager of Velocitas I, and Velocitas is the sole member of Velocitas Manager. William Kennard (“Kennard”) and Anish Shah (“A. Shah”) are Chairman and President, respectively, of Velocitas.

None of the Listed Persons have any beneficial ownership of any Common Stock.

To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

V. Shah and Kennard are citizens of the United States of America, A. Shah and S. Shah are citizens of the Republic of India and Tiedt is a citizen of the Federal Republic of Germany.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used to acquire the Notes (as defined below) and Series B Preferred Stock (as defined below) was working capital of Velocitas and equity contributions received by Velocitas I LLC (“Velocitas I LLC”) from affiliated and unaffiliated parties. The Altrazeal Distributor Shares (as defined below) were issued in consideration for the assignment to the Issuer by Velocitas of certain Altrazeal distributor agreements that Velocitas entities had entered into with third parties sub-distributors.

SCHEDULE 13D

CUSIP No. 90403T209

Item 4. Purpose of Transaction.

Velocitas and Velocitas I entered into the Note, Warrant, and Preferred Stock Purchase Agreement, dated as of February 27, 2017, with the Issuer (the “Velocitas Purchase Agreement”) with respect to, among other matters, (a) the issuance to Velocitas at the initial closing, held on February 27, 2017 (the “First Closing”), of a secured promissory note in the principal amount of $500,000 (the “First Note”) convertible into shares of Common Stock at a conversion price of $0.04 per share (subject to equitable adjustments), and (b) subject to the conditions precedent specified therein, (i) the issuance to Velocitas at the second closing (the “Second Closing”) of an additional secured convertible promissory note on terms similar to the initial convertible note in the principal amount of $500,000 (the “Second Note” and, together with the First Note, the “Notes”), a warrant to purchase 57,055,057 shares of Common Stock at an exercise price of $0.04 per share (the “Warrant”) as an inducement to loan the amounts represented by the Notes and 13,375,000 shares of Common Stock in consideration for the assignment to the Issuer by Velocitas of certain Altrazeal distributor agreements that Velocitas entities has entered into with third parties sub-distributors (the “Altrazeal Distributor Shares”), and (ii) the sale by the Issuer of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) to certain investors. Under the Velocitas Purchase Agreement, Velocitas agreed that one or more affiliates of Velocitas would purchase Series B Preferred Stock for net proceeds of not less than $2,000,000 nor more than $5,000,000, with such dollar amount to be designated by the purchasers prior to the Second Closing, at an as-converted-to-common stock purchase price of $0.04 per share (the “Series B Offering”). If the gross proceeds from the Series B Offering were less than $4,000,000 (with such deficit being referred to as the “Proceeds Gap”), the Issuer would be obligated to seek capital, in an amount at least equal to the Proceeds Gap, from third parties in a private placement over the following 180 days. Velocitas negotiated with the Issuer to establish the $0.04 per share price for the shares of Common Stock underlying the Series B Preferred Stock. After this price negotiation was completed, Bradley Sacks, the Chairman of the Board of Directors of the Issuer (“B Sacks”), was requested to provide a backstop for the Series B Offering to ensure that the Issuer raised sufficient capital to effect its current business plan. If the Issuer was unable to raise additional capital at least equal to the Proceeds Gap from third parties, pursuant to the Backstop Agreement between B Sacks, Velocitas and the Issuer, dated as of February 27, 2017 (the “Backstop Agreement”), B Sacks had agreed that he or his affiliates would purchase up to $2.0 million worth of Common Stock, as determined by the Issuer, at a purchase price of $0.04 per share (equal to the as-converted-to common stock price to be paid by Velocitas or its affiliates for the Series B Preferred Stock).

As required by the Purchase Agreement, upon the First Closing, V. Shah was appointed to the board of directors of the Issuer and designated as the Issuer’s chief executive officer. Additionally, as a condition of the First Closing, Helmut Kerschbaumer, the Issuer’s interim president, chief executive officer and director, as well as Klaus Kuehne, a member of the Issuer’s board of directors, resigned.

In connection with the execution of the Velocitas Purchase Agreement, B Sacks, Centric Capital Ventures LLC, a Delaware limited liability company (“Centric Capital”), Michael I. Sacks (“M Sacks”), Velocitas, Velocitas I, Terrance K. Wallberg (“Wallberg”) and the Issuer entered into a Voting Agreement, dated as of February 27, 2017 (the “Voting Agreement”), which became effective on March 31, 2017 at the Second Closing. Pursuant to the Voting Agreement, the parties agreed that once the Voting Agreement became effective, the size of the Board of Directors would be set at six directors, and the parties would vote for the election to the Board of Directors of four persons designated by Velocitas (initially to be A. Shah, Tiedt, V. Shah and Arindam Bose), one director designated by B Sacks and one additional director designated by a major investor or by the Board of Directors. In addition, the Voting Agreement provides for a vote in favor of a proposal to amend the Issuer’s amended and restated articles of incorporation (the “Articles”) to increase the authorized shares as required to permit the conversion of the Series B Preferred Stock. The purchasers of Series B Preferred Stock became parties to the Voting Agreement at the Second Closing. In connection with the Second Closing, the Voting Agreement was amended to release Mr. Walberg from the Voting Agreement and any obligations thereunder.

Pursuant to the Second Closing, Velocitas received the Second Note and the Warrant. In connection with the Second Closing, the parties to the Velocitas Purchase Agreement entered into an Amendment (the “Amendment”) to the Velocitas Purchase Agreement (the Purchase Agreement, as so amended, the “Amended Purchase Agreement”), pursuant to which Wallberg was removed as a party to the Amended Purchase Agreement. In connection with the Second Closing, Velocitas I purchased $5,000,000 of Series B Preferred Stock. The as-converted-to-common-stock purchase price for the Series B Preferred Stock is $0.04 per share. Because the gross proceeds exceeded $4,000,000, there was no Proceeds Gap and the Issuer is not obligated to seek capital from third parties in a private placement. Additionally, the Backstop Agreement expired without the parties thereto being required to purchase any shares of Common Stock. Also, in connection with the Second Closing, the Altrazeal distributor agreements were acquired by the Issuer from Velocitas in exchange for the Altrazeal Distributor Shares.

SCHEDULE 13D

CUSIP No. 90403T209

As required by the Amended Purchase Agreement, at the Second Closing, the Issuer appointed A. Shah and Tiedt to serve as part of the Issuer’s executive management team and, together with Arindam Bose, to also join the Issuer’s board of directors. Each of A. Shah, Tiedt, and Arindam Bose are affiliates of Velocitas and were appointed pursuant to the Voting Agreement. Concurrent with the Second Closing and as a condition of the Series B Offering, the Issuer received resignation notices from Robert F. Goldrich and Wallberg, each being a member of the Issuer’s board of directors. Wallberg will continue to serve as the Issuer’s Vice President, Chief Financial Officer, Secretary and Treasurer. At the Second Closing, B Sacks also stepped down as Chairman of the board of directors and V. Shah, the Issuer’s Chief Executive Officer and Director, assumed the role Chairman of the board of directors. B Sacks will continue to serve as a director of the Issuer.

In addition, the Issuer, Velocitas, B Sacks and certain other parties entered into an Investor Rights Agreement, dated as of February 27, 2017 (the “Investor Rights Agreement”), that provides the parties thereto with demand, demand Form S-3 and piggy back registration rights, Rule 144 information rights, and right of first offer (or preemptive right) in connection with future sales of securities by the Issuer (subject to standard exceptions). Also, pursuant to this agreement, M Sacks and The Punch Trust agreed to terminate the Registration Rights Agreement dated as of January 31, 2014.

Other than as described above or elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 76,349,431 shares of Common Stock outstanding as of March 31, 2017, as reported to Velocitas by the Issuer.

(a)

Subject to the availability of Common Stock authorized to be issued pursuant to the Issuer’s Articles, the Reporting Persons beneficially own 236,741,782 shares of Common Stock, which includes (i) 13,375,000 shares of Common Stock held by Velocitas, (ii) 125,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock, (iii) 25,000,000 shares of Common Stock issuable upon conversion of the Notes by Velocitas, (iv) 57,055,057 shares of Common Stock issuable upon exercise of a warrant held by Velocitas, (v) 286,480 shares of Common Stock held by Centric Capital and (vi) 16,025,245 shares of Common Stock held by M Sacks, which represents approximately 83.5% of the outstanding shares of Common Stock. As of March 31, 2017, the Reporting Persons’ beneficial ownership would be limited to 153,337,294 shares of Common Stock due to the current authorized but unissued amount of 200,000,000 shares of Common Stock set forth in the Articles, which represents approximately 76.7% of the outstanding shares of Common Stock.

Centric Capital directly beneficially owns 552,960 shares of Common Stock, which includes warrants to purchase 266,480 shares of Common Stock, and by virtue of his control of Centric Capital as its Managing Member, B Sacks is deemed to beneficially own such 552,960 shares of Common Stock, representing 0.7% of the outstanding shares of Common Stock.

M Sacks beneficially owns 30,050,490 shares of Common Stock, which includes warrants to purchase 14,025,245 shares of Common Stock, representing 33.3% of the outstanding shares of Common Stock.

By virtue of certain provisions of the Voting Agreement, the Reporting Persons, Centric Capital, B Sacks and M Sacks may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(b)

By virtue of certain provisions of the Voting Agreement, the Reporting Persons, Centric Capital, B Sacks and M Sacks have shared voting power over 236,741,782 shares of Common Stock, which includes (i) 13,375,000 shares of Common Stock held by Velocitas, (ii) 125,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock, (iii) 25,000,000 shares of Common Stock issuable upon conversion of the Notes by Velocitas, (iv) 57,055,057 shares of Common Stock issuable upon exercise of a warrant held by Velocitas, (v) 286,480 shares of Common Stock held by Centric Capital and (vi) 16,025,245 shares of Common Stock held by M Sacks, which represents approximately 83.5% of the outstanding shares of Common Stock. As of March 31, 2017, the shared voting power would be limited to 153,337,294 shares of Common Stock due to the current authorized but unissued amount of 200,000,000 shares of Common Stock set forth in the Articles, which represents approximately 76.7% of the outstanding shares of Common Stock.

SCHEDULE 13D

CUSIP No. 90403T209

Velocitas has sole dispositive power over 220,430,057 shares of Common Stock, which includes (i) 13,375,000 shares of Common Stock held by Velocitas, (ii) 125,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock, (iii) 25,000,000 shares of Common Stock issuable upon conversion of the Notes by Velocitas and (iv) 57,055,057 shares of Common Stock issuable upon exercise of a warrant held by Velocitas, which represents approximately 77.8% of the outstanding shares of Common Stock. As of March 31, 2017, the sole dispositive power of Velocitas would be limited to 137,025,569 shares of Common Stock due to the current authorized but unissued amount of 200,000,000 shares of Common Stock set forth in the Articles, which represents approximately 76.7% of the outstanding shares of Common Stock.

Velocitas I has sole dispositive power over 125,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock, which represents approximately 62.1% of the outstanding shares of Common Stock. As of March 31, 2017, the sole dispositive power of Velocitas I would be limited to 123,650,569 shares of Common Stock due to the current authorized but unissued amount of 200,000,000 shares of Common Stock set forth in the Articles, which represents approximately 61.8% of the outstanding shares of Common Stock.

Centric Capital and B Sacks have shared dispositive power over 552,960 shares of Common Stock, which includes 266,480 shares of Common Stock issuable upon exercise of a warrant held by Centric Capital. All shares of Common Stock beneficially owned by Centric Capital, are deemed to be beneficially owned by B Sacks by virtue of his control of Centric Capital as its managing member, representing 0.7% of the outstanding shares of Common Stock. The business address of Centric Capital and B Sacks is 590 Madison Avenue, 21st Floor, New York, NY 10022. The principal business of Centric Capital is to serve as an entity through which B Sacks invests and conducts business. The principal occupation of B Sacks is an investor and advisor. B Sacks is the managing member of Centric Capital. During the last five years, neither of Centric Capital and B Sacks has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Centric Capital is a limited liability company organized under the laws of the State of Delaware. B Sacks is a United States citizen.

M Sacks has sole dispositive power with respect to the 30,050,490 shares of Common Stock he beneficially owns, which includes 14,025,245 shares of Common Stock issuable upon exercise of a warrant held by M Sacks, representing 33.3% of the outstanding shares of Common Stock. M Sacks’ business address is 11th Floor, Sandton City Office Towers, Sandhurst, Ext 3, Sandton, 2196, South Africa. The principal occupation of Mr. Sacks is private investor. Mr. Sacks is self-employed. During the last five years, M Sacks has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Sacks is a citizen of South Africa.

The Reporting Persons do not have dispositive power over shares of Common Stock or the shares of Common Stock issuable upon exercise of the warrants held by Centric Capital, B Sacks or M Sacks.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement and, to the knowledge of the Reporting Persons, no transactions in the shares of Common Stock have been effected by Centric Capital, B Sacks or M Sacks during the past 60 days.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

SCHEDULE 13D

CUSIP No. 90403T209

The information in Items 4 and 5 is incorporated herein by reference.

References to and descriptions of the Velocitas Purchase Agreement, the Backstop Agreement, the Voting Agreement and the Investor Rights Agreement included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, and each is incorporated herein by reference.

Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of ULURU.

Item 7. Material to be Filed as Exhibits.

Exhibit	Exhibit Name

99.1	Joint Filing

99.2	Note, Warrant, and Preferred Stock Purchase Agreement dated as of February 27, 2017 by and among ULURU Inc., Velocitas Partners, LLC and the investors who have executed a counterpart signature page thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-33618), as filed with Commission on March 2, 2017).

99.3	Backstop Agreement dated as of February 27, 2017 by and among Uluru Inc., Bradley J. Sacks and Velocitas Partners LLC (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Form 8-K (File No. 001-33618), as filed with Commission on March 2, 2017).

99.4	Voting Agreement dated as of February 27, 2017 by and among Uluru Inc. and the investors listed therein (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Form 8-K (File No. 001-33618), as filed with Commission on March 2, 2017).

99.5	Investor Rights Agreement dated as of February 27, 2017 by and among Uluru Inc. and the investors listed therein (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Form 8-K (File No. 001-33618), as filed with Commission on March 2, 2017).

99.6	Certificate of Designation (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form 8-K (File No. 001-33618), as filed with Commission on April 3, 2017).

SCHEDULE 13D

CUSIP No. 90403T209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2017	VELOCITAS PARTNERS LLC

	By:	/s/ Vaidehi Shah
Name: Vaidehi Shah Title: Manager

VELOCITAS I LLC

	By:	Velocitas I Manager LLC, its Manager
	Its:	Manager

	By:	Velocitas Partners LLC
	Its:	Member and Manager

	By:	/s/ Vaidehi Shah
Name: Vaidehi Shah Title: Manager

SCHEDULE 13D

CUSIP No. 90403T209

Exhibit Index

Exhibit	Exhibit Name

99.1	Joint Filing

99.2	Note, Warrant, and Preferred Stock Purchase Agreement dated as of February 27, 2017 by and among ULURU Inc., Velocitas Partners, LLC and the investors who have executed a counterpart signature page thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-33618), as filed with Commission on March 2, 2017).

99.3	Backstop Agreement dated as of February 27, 2017 by and among Uluru Inc., Bradley J. Sacks and Velocitas Partners LLC (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Form 8-K (File No. 001-33618), as filed with Commission on March 2, 2017).

99.4	Voting Agreement dated as of February 27, 2017 by and among Uluru Inc. and the investors listed therein (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Form 8-K (File No. 001-33618), as filed with Commission on March 2, 2017).

99.5	Investor Rights Agreement dated as of February 27, 2017 by and among Uluru Inc. and the investors listed therein (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Form 8-K (File No. 001-33618), as filed with Commission on March 2, 2017).

99.6	Certificate of Designation (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form 8-K (File No. 001-33618), as filed with Commission on April 3, 2017).

SCHEDULE 13D

CUSIP No. 90403T209

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: April 11, 2017	VELOCITAS PARTNERS LLC

	By:	/s/ Vaidehi Shah
Name: Vaidehi Shah Title: Manager

VELOCITAS I LLC

	By:	Velocitas I Manager LLC, its Manager
	Its:	Manager

	By:	Velocitas Partners LLC
	Its:	Member and Manager

	By:	/s/ Vaidehi Shah
Name: Vaidehi Shah Title: Manager